APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

October 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: Aptorum Group Ltd.

Registration Statement on Form F-1

Initially Filed July 2, 2019

File No. 333-232510

Dear Sir and Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aptorum Group Limited hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Thursday, October 24, 2019, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for your review of the foregoing. If you have any further concerns, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman
Hunter Taubman Fischer& Li LLC